SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

þ	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021.

OR

¨	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File No. 1-31690

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

TransCanada 401(k) and Savings Plan
TransCanada USA Services Inc., 700 Louisiana Street, Suite 700
Houston, Texas 77002-2700

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TC Energy Corporation
450 – 1 Street S.W., Calgary, Alberta, T2P 5H1, Canada

TRANSCANADA 401(k) AND SAVINGS PLAN
All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Plan Administrator, Investment Oversight Committee, and Plan participants of TransCanada 401(k) and Savings Plan:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the TransCanada 401(k) and Savings Plan (the Plan) as of December 31, 2021 and 2020, and the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020 and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2021, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Caron & Bletzer, PLLC
We have served as the Plan’s auditor since 2016
Kingston, NH
June 21, 2022
TransCanada 401(k) and Savings Plan 1

Statements of net assets available for benefits

December 31 (thousands of U.S. dollars)	2021	2020

Assets
Investments at fair value (Note 3)	1,036,458	973,994
Notes receivable from participants	15,049	15,289
Employer contribution receivable	876	883
Other receivables (Note 4)	7	11
	1,052,390	990,177
Liabilities
Accrued management fees	69	128
Other liabilities (Note 4)	340	104
	409	232
Net Assets Available for Benefits	1,051,981	989,945

The accompanying notes to the financial statements are an integral part of these statements.

TransCanada 401(k) and Savings Plan 2

Statement of changes in net assets available for benefits

Year ended December 31 (thousands of U.S. dollars)	2021

Additions
Contributions
Employee contributions	38,857
Employer contributions	33,746
Employee rollovers	5,599
78,202
Investment Income
Net appreciation in fair value of investments (Note 3)	118,505
Interest and dividend income	23,990
142,495
Interest on notes receivable from participants	856
Other revenue	142
Total Additions	221,695
Deductions
Benefits paid to participants	159,480
Administrative expenses	179
Total Deductions	159,659
Increase in Net Assets Available for Benefits	62,036
Net Assets Available for Benefits
Beginning of Year	989,945
End of Year	1,051,981

The accompanying notes to the financial statements are an integral part of these statements.

TransCanada 401(k) and Savings Plan 3

Notes to financial statements
Year ended December 31, 2021 and 2020
1. Description of plan
The TransCanada 401(k) and Savings Plan (the Plan) is a defined contribution plan that provides retirement benefits for employees of TransCanada USA Services Inc. (TCUSA or the Company) or its subsidiaries not covered by a collective bargaining agreement, unless participation is required by the agreement. The Plan excludes employees hired under the Company’s student program, until they reach age 21 and have completed at least 1,000 hours of service, special project employees, non-resident persons with no income from a United States source and non-resident persons who have been non-residents for a period of 183 days or more, unless the employee remains on the Company's payroll. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
The Board of Directors of TCUSA (the Board) has appointed the TransCanada USA Investment Committee and TransCanada USA Benefits Committee as the plan administrators and fiduciaries of the Plan. The Board has also appointed Fidelity Management Trust Company (Fidelity or the Trustee) as custodian and trustee of the Plan’s assets. Fidelity Investments Institutional Operations Company serves as the record keeper for the Plan.
Employee and Employer Contributions
Each year participants may elect to defer up to 60 percent of their eligible compensation into the Plan on a pre-tax basis, Roth after-tax basis or a combination of both, subject certain limitations under the Internal Revenue Code of 1986, as amended (the Code). Participants may also elect to contribute up to 25 percent of their compensation as an after-tax contribution, subject to certain limitations under the Code. Participants age 50 or older who are making deferral contributions may also make catch-up contributions of up to $6,500. Subject to the Deferral Limit, eligible employees may contribute from 1 percent to 100 percent of any bonuses designated by the Company. The Company will match 100 percent of each participant’s contributions up to a maximum of the first five percent of the participant’s eligible compensation for the Plan year.
The Company will also make annual enhanced profit sharing contributions in an amount equal to seven percent of a participant’s base salary, if the participant has elected, or is deemed to have elected, not to accrue credited service under the TransCanada USA Services Inc. Retirement Plan. Collectively bargained employees may be eligible for a different match and/or enhanced profit sharing contribution as defined in their collective bargaining agreement. In 2021, the Company made enhanced contributions of $14,376,582. Participants may also contribute amounts transferred to the Plan from another qualified plan at the participant’s request (rollover).
Participant Accounts
Each participant’s account is credited with the participant’s and Company’s contributions and an allocation of Plan earnings. Earnings are allocated from a particular fund based on the ratio of a participant’s account invested in the fund to all participants’ investments in that fund.
Participants are responsible for investment decisions relating to the investment of assets in their account. The Trustee carries out all investing transactions on behalf of the participant. In the event investment instructions are not received from the participant, contributions are allocated to the Plan's qualified default option, the Vanguard Target Retirement funds, based upon the participant's expected retirement date.
TransCanada 401(k) and Savings Plan 4

Investment in TC Energy Corporation
Investment options available to participants include a TC Energy Corporation (TC Energy) stock fund (the TC Energy Stock Fund). TC Energy is the indirect parent company to TCUSA. Participants may elect to invest up to 10 percent of contributions in the TC Energy Stock Fund. Participants may also elect to exchange up to 10 percent of their existing account balance into the TC Energy Stock Fund, subject to a 10 percent maximum account value. Additionally, no more than 10 percent of any rollover contribution can be invested in the TC Energy Stock Fund.
Vesting
Participants are immediately vested in their contributions, including rollovers, employer contributions and any earnings thereon.
Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding note balance in their account during the prior 12 month period or 50 percent of their vested account balance. Note terms range from one to five years for general notes or up to 15 years for the purchase of a primary residence. The notes are secured by the balance in the participant’s account and bear interest at a reasonable interest rate, as determined by the Plan Administrator, based on prevailing market interest rates at the time. Interest rates remain fixed throughout the duration of the term. Interest rates on notes outstanding at December 31, 2021 ranged from 3.25 percent to 8.25 percent (2020 – 3.25 percent to 8.25 percent). Principal and interest are paid through payroll deductions.
A note receivable from a participant shall be considered in default if any scheduled repayment remains unpaid as of the last business day of the calendar quarter following the calendar quarter in which the note is initially considered past due. In the event of a default or termination of employment, the entire outstanding note and accrued interest is considered to be a deemed distribution to the participant.
Payment of Benefits
Participants are eligible to request a distribution of their vested amounts upon retirement, death, total and permanent disability, severance of employment with the Company or, in very limited circumstances, in the event of financial hardship. Participants may withdraw rollover contributions at any time. Distributions are made in the form of a lump-sum payment, installment payments or a rollover to another qualified account.
A participant’s normal retirement age is 65; however, participants may elect to withdraw all or a portion of their contributions after the age of 59½, subject to certain conditions.
In certain circumstances, participants may elect to withdraw all or a portion of their vested matching and profit sharing contributions that have been in their account for at least 24 months or after they have at least 60 months of participation in the Plan.
Forfeitures
As participants are immediately 100 percent vested in their account balance, there are no forfeitures.
Administrative Expenses
The Plan Administrator is responsible for filing all required reports on behalf of the Plan. The Company provides or pays for certain accounting, legal and management services on behalf of the Plan. The Company has not charged the Plan for these expenses or services. Loans and other transaction-specific fees are charged to the accounts of participants electing such transaction. Certain investment-related expenses, including management fees, are deducted from the funds in which the Plan invests, including those sponsored by an affiliate of Fidelity. These expenses are presented as a reduction of investment income.
TransCanada 401(k) and Savings Plan 5

Plan Termination
Although it has not expressed any intent to do so, with approval from the Board, TCUSA has the right under the Plan to discontinue contributions at any time and to terminate the Plan, subject to the provisions of ERISA.
2. Summary of accounting policies
Basis of Accounting
The financial statements of the Plan are presented on an accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP).
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.
Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.
Net Appreciation in Fair Value of Investments consists of: (1) the unrealized gains or losses on investments held during the year and (2) the realized gains or losses recognized on the sale of investments during the year. Realized gains and losses from security transactions are reported on the average cost basis.
Purchases and sales of securities are recorded on a trade-date basis.
Notes Receivable from Participants
Notes Receivable from Participants includes the unpaid principal balance plus any accrued interest. Defaulted notes receivable from participants are recorded as a distribution based upon the terms of the plan document.
Other Revenue
Certain mutual fund companies share their management fees with the Trustee. The agreement between the Trustee and the Plan includes a revenue sharing arrangement whereby the Trustee shares this revenue with the Plan. These deposits are included in the other revenue amount in the statement of changes in net assets available for benefits. The funds can be used to pay plan expenses or allocated to participants. At December 31, 2021, there were no amounts available for allocation to participants or to offset future plan expenses (2020 – $78,263). During 2021, $78,588 of plan expenses were paid from the revenue sharing account.
Payment of Benefits
Benefits are recorded when paid.

TransCanada 401(k) and Savings Plan 6

3. Investments
Participants direct the investment of their account balances into a broad range of investment securities offered by the Plan.  Investment securities are exposed to various risks, such as counterparty credit risk, liquidity risk and market risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in value of these investments, it is reasonably possible that changes in the values of investment securities may occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the financial statements.
The Plan offers alternatives that may mitigate participant risks, including the opportunity to diversify investments across multiple participant-directed fund elections including active and passively managed funds covering multiple asset classes. Additionally, the investments within each participant-directed fund election are further diversified into various financial instruments, with the exception of the TC Energy Stock Fund, which invests in securities of a single issuer.
The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such instruments. The Plan’s concentrations of credit risk, interest rate risk and market risk are dictated by the Plan’s provisions as well as those of ERISA and the participants’ investment preference.
At December 31, 2021, the COVID-19 pandemic did not have material impact on the Plan assets. The sustained impact of the pandemic continues to contribute to final market uncertainty and its ultimate length and future impact is uncertain.
Fair Value Hierarchy
The Plan’s financial assets and liabilities recorded at fair value have been categorized into three levels based on a fair value hierarchy. In Level I, the fair value of assets and liabilities is determined by reference to quoted prices in active markets for identical assets and liabilities. In Level II, determination of the fair value of assets and liabilities includes valuations using inputs, other than quoted prices, for which all significant inputs are observable, directly or indirectly. This category includes fair value determined using valuation techniques, such as option pricing models and extrapolation using observable inputs. In Level III, determination of the fair value of assets and liabilities is based on inputs that are not readily observable and are significant to the overall fair value measurement. There were no Level II or Level III investments or transfers between levels in 2021 or 2020.
Interest bearing cash: Stated at cost which approximates fair value.
Common stock: Valued at the closing price reported on the New York Stock Exchange.
Mutual funds: Valued at the daily closing price reported by the fund. Mutual funds held by the Plan are open end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Common collective trusts: Common collective trusts hold underlying investments that have prices which are derived from quoted prices in active markets. The fair value of the Plan's interest in these funds is based on the funds' daily net asset value (NAV), which is considered to be the best approximation of fair value. The funds’ underlying assets are principally short-term money market funds, marketable equities and fixed income securities. Units held in common collective trusts are valued at the unit value as reported by the investment managers as of December 31, 2021 and 2020. Participants are allowed to redeem units of common collective trusts held by the Plan on a daily basis; however, the Plan is subject to a twelve-month redemption notice period for the Mellon Stable Value fund. There are no unfunded commitments.
The method described above for common collective trusts may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan’s valuation methods are
TransCanada 401(k) and Savings Plan 7

appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.
The following tables set forth, by level within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2021 and 2020.  As required, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement:

	Fair Value Measurements at December 31, 2021
(thousands of U.S. dollars)	Total	Level 1	Level 2	Level 3	Other[1]

Mutual funds	808,670	808,670	—	—	—
Common collective trusts	185,425	—	—	—	185,425
Common stock	33,214	33,214	—	—	—
TC Energy common stock	9,149	9,149	—	—	—
Total	1,036,458	851,033	—	—	185,425
1     Fair value is measured using net asset value as a practical expedient, and is therefore excluded from the fair value hierarchy.

	Fair Value Measurements at December 31, 2020
(thousands of U.S. dollars)	Total	Level 1	Level 2	Level 3	Other[1]

Interest bearing cash	392	392	—	—	—
Mutual funds	766,431	766,431	—	—	—
Common collective trusts	162,747	—	—	—	162,747
Common stock	35,837	35,837	—	—	—
TC Energy common stock	8,587	8,587	—	—	—
Total	973,994	811,247	—	—	162,747
1     Fair value is measured using net asset value as a practical expedient, and is therefore excluded from the fair value hierarchy.
4. Other receivables and other liabilities
Other receivables and liabilities consist of non-monetary balances from an investment account separately managed by Baron Capital specifically for the Plan. Baron Capital deploys the funds in U.S. mid-cap securities, which are valued at the last sale reported on the exchange in which the securities are principally traded.
5. Income taxes
Effective December 15, 2009, the Plan was restated to a volume submitter plan. The volume submitter plan sponsor obtained an advisory opinion on March 31, 2014 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. Although the Plan was amended after receiving the opinion letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. The Plan is exempt from federal income taxes. Accordingly, no provision for federal income taxes has been made in the accompanying financial statements.
The Plan Administrator has analyzed any income tax assets and liabilities of the Plan and has concluded that as of December 31, 2021 and 2020, there are no uncertain income tax positions taken or expected to be taken that would require recognition of a liability or asset, or disclosure in the financial statements. The Plan is subject to audits by taxing jurisdictions. However, there are currently no audits in progress for any tax periods. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2016.
TransCanada 401(k) and Savings Plan 8

6. Party-in-interest and related party transactions
Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the Company, and certain others. Transactions resulting in Plan assets being transferred to or used by a related party are prohibited under ERISA unless a specific exemption is applied. Transactions involving the investments described below are permitted party-in-interest transactions.
Fidelity is a party-in-interest as defined by ERISA given its position as record keeper and custodian of the Plan's assets. The Plan holds units of mutual funds and common collective trusts that are managed by an affiliate of Fidelity.
TC Energy is a party-in-interest as the indirect parent of the Plan Sponsor. At December 31, 2021, Plan investments included $9,142,123 (2020 – $8,580,495) of TC Energy common stock and $6,676 (2020 – $6,281) in a stock purchase account.
7. Subsequent events
The Plan has evaluated subsequent events through the date these financial statements were issued.
TransCanada 401(k) and Savings Plan 9

 TRANSCANADA 401(k) AND SAVINGS PLAN
 EIN #: 98-0460263
PLAN #: 001
SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2021

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost of Investment**	(e) Current Value

	Gartner, Inc.	Common Stock		2,504,391
	IDEXX Laboratories, Inc.	Common Stock		2,347,410
	Mettler-Toledo International, Inc.	Common Stock		1,788,859
	Verisk Analytics, Inc.	Common Stock		1,199,689
	ANSYS, Inc.	Common Stock		1,182,903
	Bio-Techne Corporation	Common Stock		1,098,313
	Vail Resorts, Inc.	Common Stock		1,021,409
	FactSet Research Systems, Inc.	Common Stock		989,030
	West Pharmaceutical Services, Inc.	Common Stock		984,452
	Ceridian HCM Holding, Inc.	Common Stock		945,885
	CoStar Group, Inc.	Common Stock		929,867
	TransUnion	Common Stock		928,600
	Guidewire Software, Inc.	Common Stock		890,302
	SBA Communications Corp.	Common Stock		769,871
	The Charles Schwab Corp.	Common Stock		735,455
	Verisign, Inc.	Common Stock		689,629
	Roper Technologies, Inc.	Common Stock		675,324
	Zoominfo Technologies, Inc.	Common Stock		620,942
	Veeva Systems Inc. Cl - A	Common Stock		620,050
	MarketAxess Holdings, Inc.	Common Stock		582,358
	Arch Capital Group, Ltd.	Common Stock		564,826
	Dexcom, Inc.	Common Stock		509,566
	Epam Systems, Inc.	Common Stock		478,610
	Cooper Companies, Inc.	Common Stock		444,495
	Amphenol Corporation	Common Stock		442,548
	IDEX Corporation	Common Stock		430,102
	Illumina, Inc.	Common Stock		423,430
	CDW Corporation	Common Stock		400,550
	Choice Hotels International, Inc.	Common Stock		377,496
	SS&C Technologies Holdings, Inc.	Common Stock		372,681
	Fidelity National Information Services, Inc.	Common Stock		366,526
	Wix.com, Ltd.	Common Stock		360,708
	CBRE Group, Inc.	Common Stock		340,830
	Aspen Technology, Inc.	Common Stock		327,382
	Ringcentral, Inc.	Common Stock		325,427
	Trade Desk, Inc.	Common Stock		299,754
	Rollins, Inc.	Common Stock		297,832
	Clarivate Analytics PLC	Common Stock		294,141
	Avalara, Inc.	Common Stock		292,434
	Teleflex, Inc.	Common Stock		283,478
	Alexandria Real Estate REIT	Common Stock		282,936
	First Republic Bank	Common Stock		278,582
	Hyatt Hotels Corp.	Common Stock		277,055
TransCanada 401(k) and Savings Plan 10

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost of Investment**	(e) Current Value

	T. Rowe Price Group, Inc.	Common Stock		269,200
	Fair ISAAC Corp.	Common Stock		266,273
	Tripadvisor, Inc.	Common Stock		255,835
	Liberty Broadband Corp.	Common Stock		255,344
	Rivian Automotive	Common Stock		230,088
	Warby Parker, Inc.	Common Stock		219,065
	Hubspot, Inc.	Common Stock		204,337
	Argenex SE Sponsored ADR	Common Stock		203,110
	Guardant Health, Inc.	Common Stock		184,937
	Farfetch, Ltd.	Common Stock		180,789
	Tradweb Markets, Inc.	Common Stock		180,653
	Bright Horizons Family Solutions, Inc.	Common Stock		173,966
	Clearwater Analytics Holdings, Inc.	Common Stock		167,800
	MSCI, Inc.	Common Stock		167,264
	Diversey Holdings, Ltd.	Common Stock		137,519
	10X Genomics, Inc.	Common Stock		78,651
	Figs, Inc.	Common Stock		56,443
	Stitch Fix	Common Stock		7,152
	Total common stock			$33,214,554

*	Fidelity® 500 Index Fund	Mutual Fund		127,068,678
	Vanguard Institutional Target Retirement 2030	Mutual Fund		70,072,803
	Vanguard Institutional Target Retirement 2025	Mutual Fund		57,568,362
	Vanguard Institutional Target Retirement 2040	Mutual Fund		57,433,895
	Vanguard Institutional Target Retirement 2050	Mutual Fund		51,826,558
	Vanguard Institutional Target Retirement 2045	Mutual Fund		50,074,005
	Vanguard Institutional Target Retirement 2035	Mutual Fund		48,330,862
	Vanguard Federal Money Market Fund	Mutual Fund		41,577,742
*	Fidelity® Small Cap index Fund	Mutual Fund		40,709,979
	JPMorgan Equity Income Fund Class R6	Mutual Fund		36,160,501
	Vanguard Institutional Target Retirement 2055	Mutual Fund		33,262,369
*	Fidelity® Diversified International K	Mutual Fund		32,442,367
	Vanguard Institutional Target Retirement 2020	Mutual Fund		27,693,332
*	Fidelity® U.S. Bond Index Fund	Mutual Fund		23,547,873
*	Fidelity® Extended Market Index Fund	Mutual Fund		20,859,717
	Allspring Special Mid-Cap Value Fund	Mutual Fund		20,316,538
	Baird Core Plus Bond Fund	Mutual Fund		15,283,508
*	Fidelity® Inflation-Protected Bond Index Fund	Mutual Fund		12,040,755
	Vanguard Institutional Target Retirement Income Fund	Mutual Fund		11,010,336
	Vanguard Institutional Target Retirement 2060	Mutual Fund		10,326,790
	Vanguard Total International Stock Index Fund	Mutual Fund		10,151,028

TransCanada 401(k) and Savings Plan 11

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost of Investment**	(e) Current Value

	Vanguard Institutional Target Retirement 2015	Mutual Fund		7,353,399
	Baillie Gifford Emerging Markets	Mutual Fund		3,542,790
	Vanguard Institutional Target Retirement 2065	Mutual Fund		16,040
	Total mutual funds			$808,670,227

*	Fidelity® Growth Company Commingled Pool	Common collective trust		166,643,096
	Mellon Stable Value	Common collective trust		18,781,597
	Total common collective trusts			$185,424,693

*	TC Energy Corporation	Common Stock		9,142,123
*	TC Energy Stock Fund	Stock Purchase Account		6,676
	Total investments on the statement of net assets available for plan benefits			$1,036,458,273

*	Participant Loans	Interest rates ranging from 3.25% to 8.25% maturing through 2036		15,048,716
	Total Assets Held			$1,051,506,989
 * Represents a party-in-interest (Note 6).
** Cost omitted for participant-directed investments.
See accompanying Report of Independent Registered Public Accounting Firm.
TransCanada 401(k) and Savings Plan 12

EXHIBIT INDEX

23.1	Consent of Independent Registered Public Accounting Firm.

TransCanada 401(k) and Savings Plan 13

SIGNATURE

 The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 21, 2022

TransCanada 401(k) and Savings Plan
By:	/s/ Francisco Aguayo
Francisco Aguayo Member TransCanada USA Investment Committee

TransCanada 401(k) and Savings Plan 14